Exhibit 99.1

IsoTis OrthoBiologics Appoints Alan Donze as VP Sales

LAUSANNE, Switzerland, IRVINE, CA, USA – February 22, 2006 - IsoTis OrthoBiologics (SWX/Euronext: ISON) (TSX: ISO) today announced it has appointed Alan Donze as Vice President Sales.

From 1991 until recently, Alan Donze was at Stryker Corporation, one of the world’s largest orthopedic companies. From 1999 to 2004, Donze was Vice President and General Manager of Stryker Communications where he was instrumental in the development of the “Orthopedic Operating Room of the Future,” using state of the art communication technology. In addition, Donze managed Stryker’s Endoscopic Services program, which provided specialty outsourced technicians to the orthopedic surgical marketplace. Managed by Donze from start-up, both companies belong to Stryker’s MedSurg Equipment division, the company’s fastest growing business. Between 1991 and 1999, Alan held different sales and marketing positions of increasing responsibility at Stryker Endoscopy, including Director of Strategic Marketing, Southeast Regional Sales Manager and Endoscopy Sales Representative. He holds a BS from Louisiana State University.

Pieter Wolters, President and CEO of IsoTis OrthoBiologics said: “We are pleased to consistently attract top talent in the industry, and extend a warm welcome to Alan, who will lead our global sales effort. Throughout his career at Stryker Alan has shown leadership and entrepreneurial spirit in driving successful sales efforts in different surgical fields. Over the years he has built up a first rate network among surgeons and medical professionals at leading teaching institutions, which will bring great value to IsoTis.”

Alan replaces former IsoTis Vice President of Sales Jim Abraham, who recently left the Company to operate a start-up opportunity in spine technology.

Wolters continued “We wish Jim Abraham all the best in his new endeavours. Jim was a highly valued member of our team and played an important role in focusing our sales effort and accelerating our 2005 growth.”

IsoTis will publish its full year 2005 results on February 27 before markets open. At 3 p.m. CET/9 a.m. ET/6a.m. PT, the Company will hold an analyst meeting at SWX Convention Point in Zurich and a conference call to discuss these results.

IsoTis OrthoBiologics has a product portfolio with several innovative and proprietary natural and synthetic bone graft substitutes on the market and others in development, an established North American independent distribution network, and an expanding international presence. The company’s main commercial operations are based out of Irvine, CA; its international sales headquarters is based in Lausanne, Switzerland.

For information contact:
Hans Herklots, Director Investor Relations
Tel: +41(0)21 620 6011
E-mail: hans.herklots@isotis.com

Certain statements in this Press Release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including but not limited to the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the Company’s products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law.  For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., and SEDAR at www.sedar.com, as well as the Toronto Stock Exchange (TSX).